UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                                FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                   Commission File Number   0-6119

                       Avco Financial Services, Inc.
        (Exact name of registrant as specified in its charter)

 40 Westminster Street, Providence, Rhode Island 02903 (401) 421-2800
    (formerly 600 Anton Boulevard, Costa Mesa, California 92626)

(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                      See Schedule A attached hereto
      (Titles of each class of securities covered by this Form)


                                 None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
                           or 15(d) remains)


     Please put an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [ ]                 Rule 12h-3(b)(1)(i)   [X]
Rule 12g-4(a)(1)(ii)  [ ]                 Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(2)(i)   [ ]                 Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(ii)  [ ]                 Rule 12h-3(b)(2)(ii)  [ ]
                                          Rule 15d-6(b)         [ ]

     Approximate number of holders of record as of the certification or
notice date:     0

     Pursuant to the requirements of the Securities Exchange Act of 1934 Avco Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  January 7, 1999               BY:  /s/Michael D. Cahn
                                          Michael D. Cahn, Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                              SCHEDULE A

        TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM



Issuer                     Title of Security                  Maturity
                                                              Date

Avco Financial Services,   Medium Term Notes, Series E        1/11/99
Inc.

Avco Financial Services,   Medium Term Notes, Series E        1/14/99
Inc.

Avco Financial Services,   5.40% Medium Term Notes, Series E  1/15/99
Inc.

Avco Financial Services,   7.25% Senior Notes                 7/15/99
Inc.

Avco Financial Services,   8.5% Senior Notes                  10/15/99
Inc.

Avco Financial Services,   Medium Term Notes, Series G        11/17/99
Inc.

Avco Financial Services,   8.25% Medium Term Notes, Series F  1/14/00
Inc.

Avco Financial Services,   8.30% Medium Term Notes, Series F  1/24/00
Inc.

Avco Financial Services,   5.72% Medium Term Notes, Series G  3/31/00
Inc.

Avco Financial Services,   5.25% Senior Notes                 4/1/00
Inc.

Avco Financial Services,   8.87% Medium Term Notes, Series C  7/6/00
Inc.

Avco Financial Services,   6.35% Senior Notes                 9/15/00
Inc.

Avco Financial Services,   5.75% Medium Term Notes, Series G  1/23/01
Inc.

Avco Financial Services,   7.375% Senior Notes                8/15/01
Inc.

Avco Financial Services,   6% Senior Notes                    8/15/02
Inc.